Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2009 and December 31, 2008

	2009	2008
Net income (loss)	$775,767	$(1,728,198)
Preferred Stock dividend requirements	(38,940)	(27,720)

Net income (loss) attributable to common stockholders	$736,827	$(1,755,918)

Weighted average number of common and dilutive common equivalent shares outstanding	15,523,288	15,257,050

Net income (loss) per common share	$0.05	$(0.12)